Management’s Discussion and Analysis

General

Management’s discussion and analysis ("MD&A") has been prepared based on information available to Metallica Resources Inc. (the "Company") as of March 20, 2007. MD&A provides a detailed analysis of the Company’s business and compares its 2006 financial results with those of the two previous years. In order to gain a better understanding of MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a reconciliation of measurement differences to United States generally accepted accounting principles ("U.S. GAAP"), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

Background

The Company is an emerging gold and silver producer focused on the exploration and development of precious and base metal properties throughout the Americas. The Company has two principal mineral properties: the 100%-owned Cerro San Pedro gold and silver project in Mexico and the 30%-owned El Morro copper-gold project in Chile.

The Cerro San Pedro project contains estimated mineral reserves1 of 85.8 million tonnes grading 0.55 grams per tonne gold and 22.5 grams per tonne silver at a waste-to-ore ratio of 1.26 to 1. This equates to 1.5 million ounces of gold and 62.1 million ounces of silver. The mineral reserves were estimated using a gold price of $475 per ounce and a silver price of $8.00 per ounce, and were prepared in February 2007 by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

Construction of the process plant and related facilities for the Cerro San Pedro project is substantially complete. Commissioning of the process plant began in January 2007. The first doré pour is scheduled for April 2007.

The El Morro project is subject to an exploration agreement with Xstrata Plc. ("Xstrata"), formerly Falconbridge Limited, which allowed for Xstrata to earn a 70% interest in the project by making, among other requirements, a $10 million payment to the Company by September 14, 2005. The $10 million payment was made to the Company on August 31, 2005. The exploration agreement also provides that Xstrata must complete a feasibility study on the project by September 14, 2007. Xstrata is responsible for 100% of the cost of preparing the feasibility study, which is currently underway.

[1]      Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities, and in accordance with U.S. Securities Exchange Act of 1934 Industry Guide 7, as interpreted by the Staff of the U.S. Securities and Exchange Commission.

In November 2006, the Company reported an updated mineral resource2 estimate for the La Fortuna deposit at the El Morro project. Using a 0.3% copper cut-off grade, the La Fortuna deposit is estimated to contain measured mineral resources3 totaling 188.8 million tonnes grading 0.69% copper and 0.58 grams per tonne gold, and indicated mineral resources3 totaling 299.8 million tonnes grading 0.53% copper and 0.49 grams per tonne gold. In addition, the La Fortuna deposit is estimated to contain inferred mineral resources4 totaling 226.7 million tonnes grading 0.48% copper and 0.41 grams per tonne gold. The mineral resource estimate for the La Fortuna deposit is classified as a measured, indicated and inferred mineral resource in compliance with the Canadian Institute of Mining, Metallurgy, and Petroleum definitions. It was calculated by Xstrata and incorporated the results from 147 core holes totaling 57,900 meters. The Qualified Person, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimate is Ricardo Raul Roco, Member – Australasian Institute of Mining and Metallurgy and Manager of Mines Geology for Xstrata.

Outstanding Share Data

As of March 20, 2007, the Company had issued one class of common shares and had a total of 92,244,063 shares outstanding. The Company has 19,257,500 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. In addition, the Company has 3,835,250 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009. Stock options outstanding as of March 20, 2007 total 2,853,700 and are exercisable for common shares at prices ranging from Cdn$1.20 per share to Cdn$5.10 per share.

[2] Mineral resources do not have economic viability. Mineral Reserves are the economically viable part of measured or indicated mineral resources.

[3] Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

[4] Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an "inferred resource estimate" is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Financial Results of Operations

The Company generated net income in 2005 and 2004 principally as a result of foreign exchange gains and income from property payments. Net income in 2005 of $7.96 million was primarily due to $8.35 million of income from property payments and $1.05 million of foreign exchange gains. Net income in 2004 of $1.37 million was due to foreign exchange gains totaling $2.17 million. The following selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

Selected Annual Information

	2006	2005	2004

Total revenues	$--	$--	$--
Net income (loss)	$(3,130,325)	$7,958,798	$1,368,462
Total assets	$132,953,214	$99,919,884	$90,293,100
Long-term liabilities	$1,168,034	$402,599	$203,818
Basic net income (loss) per share	$(0.04)	$0.10	$0.02
Diluted net income (loss) per share	$(0.04)	$0.10	$0.01

2006 Compared with 2005

The Company reported a net loss of $3.13 million ($0.04 per share) for the year ended December 31, 2006 as compared to net income of $7.96 million ($0.10 per share) for the year ended December 31, 2005.

The Company did not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it did not generate any operating income or cash flow from operations. The Company’s only significant sources of income were from property payments and interest earned on cash and cash equivalents. Income from property payments decreased from $8.35 million in 2005 to none in 2006. The $8.35 million decrease was the result of a $10 million earn-in payment received from Xstrata in August 2005, which resulted in Xstrata earning a 70% interest in the El Morro project. Interest earned on cash and cash equivalents in the current period of $1.22 million was comparable with the preceding period of $1.04 million.

General and administrative expense for the year ended December 31, 2006 totaled $2.46 million and was $0.77 million higher than 2005 expenditures of $1.69 million. The increase was primarily attributable to payments to consultants for Sarbanes Oxley compliance work totaling $0.38 million in the current period versus none in the preceding period. There was an increase of $0.18 million in salaries due to the hiring of a Vice President of Operations in 2006 and an increase in bonus payments to employees in 2006 of $0.09 million. In addition, there was an increase in payments to consultants that related to implementation of a new accounting system totaling $0.08 million.

Stock-based compensation expense increased from $0.34 million for the year ended December 31, 2005 to $1.18 million for the year ended December 31, 2006. The $0.84 million increase was primarily attributable to an increase in stock option grants from 880,000 in 2005 to 1,470,000 in 2006. In addition, the Black-Scholes Option Pricing Model fair values that were calculated for option grants in 2006 were higher than in 2005 as a result of a significant increase in the Company’s share price in 2006. The Company also capitalized stock-based compensation totaling $0.29 million in 2006 and $0.09 million in 2005, as a result of stock options granted to employees at its Cerro San Pedro mine development project.

Exploration expense totaled $0.54 million in 2006 as compared to $0.23 million in 2005. The $0.31 million increase is due to increased exploration activity in Chile.

Restricted stock unit (“RSU”) expense increased from $0.06 million in 2005 to $0.42 million in 2006. The increase is attributable to an additional 250,000 RSUs granted in 2006 and an increase in the Company’s five-day average closing price on the Toronto Stock Exchange from Cdn$2.18 at December 31, 2005 to Cdn$4.57 at December 31, 2006. The settlement of RSUs will be made in cash and will be calculated at the five-day average closing price for the five days preceding the date of settlement. The Company had 370,000 RSUs outstanding at December 31, 2006. The RSUs vest over a period of three years.

The write-down of mineral properties and deferred expenditures of $0.38 million in the current period relates to the Company’s Southwest Alaska project. The Company was notified in February 2007 that a native village corporation within a certain area of the Southwest Alaska project elected not to proceed with mineral development on its land. The Company wrote off all costs attributable to this property group as of December 31, 2006.

Foreign exchange gains of $0.69 million in 2006 principally resulted from converting Canadian dollar cash balances into U.S. dollar cash balances earlier in 2006 when the Canadian dollar had strengthened relative to the U.S. dollar. The Company held Canadian dollars totaling Cdn$40.57 million and Cdn$39.4 million at December 31, 2006 and 2005, respectively. The foreign exchange gain in 2005 was primarily attributable to the strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2005 as compared to December 31, 2004. The Canadian dollar/U.S. dollar exchange rate at December 31, 2005 was 1.166 as compared to 1.2048 on December 31, 2004.

2005 Compared with 2004

The Company reported net income of $7.96 million ($0.10 per share) for the year ended December 31, 2005 as compared to net income of $1.37 million ($0.02 per share) for the year ended December 31, 2004.

The Company did not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it did not have any operating income or cash flow from operations. The Company’s only significant sources of income were from property payments and interest earned on cash and cash equivalents. Income from property payments increased from $0.30 million in 2004 to $8.35 million in 2005. The $8.05 million increase resulted from a $10 million earn-in payment received from Xstrata in August 2005, which resulted in Xstrata earning a 70% interest in the El Morro project.

General and administrative expense for the year ended December 31, 2005 totaled $1.69 million and was $0.22 million higher than 2004 expenditures of $1.47 million. The increase was primarily attributable to employee bonus payments totaling $0.17 million in the 2005 versus none in the preceding period.

Stock-based compensation expense increased from $0.08 million for the year ended December 31, 2004 to $0.34 million for the year ended December 31, 2005. The $0.26 million increase was primarily attributable to an increase in stock option grants from 400,000 in 2004 to 880,000 in 2005. In addition, the Company capitalized stock-based compensation expense totaling $0.09 million in 2005 and $0.55 million in 2004, as a result of stock options granted to employees at its Cerro San Pedro development project.

Foreign exchange gains of $1.05 million in 2005 and $2.17 million in 2004 were principally due to unrealized gains associated with holding large cash balances in Canadian dollars (Cdn$39.4 million and Cdn$42.3 million at December 31, 2005 and 2004, respectively), and the strengthening of the Canadian dollar relative to the U.S. dollar in 2004 and 2005. The Canadian dollar/U.S dollar exchange rate at December 31, 2003 was 1.2946 as compared to 1.2048 on December 31, 2004, and 1.1660 on December 31, 2005.

Income tax expense increased from $0.14 million in 2004 to $0.15 million in 2005, despite an increase in income before taxes of $6.60 million in 2005. This was principally due to the recognition of tax loss carryforwards in 2005 which offset the taxable gain attributable to the $10 million earn-in payment received from Xstrata in August 2005.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	2006
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Total revenues	$--	$--	$--	$--
Net income (loss)	$(2,167,742)	$(604,777)	$9,199	$(367,005)
Basic net income (loss) per share	$(0.03)	$(0.01)	$0.00	$0.00
Diluted net income (loss) per share	$(0.03)	$(0.01)	$0.00	$0.00

	2005
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Total revenues	$--	$--	$--	$--
Net income (loss)	$15,202	$9,663,769	$(993,277)	$(726,896)
Basic net income (loss) per share	$0.00	$0.12	$(0.01)	$(0.01)
Diluted net income (loss) per share	$0.00	$0.12	$(0.01)	$(0.01)

The quarterly net income (loss) volatility for 2006 is primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains (losses) totaled ($0.05 million), $1.22 million, $0.17 million and ($0.65 million) for the first, second, third and fourth quarters of 2006, respectively. In addition, the fourth quarter of 2006 reflects a write-down of mineral properties, plant and equipment totaling $0.38 million and an additional $0.20 million for restricted stock unit expense due principally to an increase in the Company’s share price from C$3.40 at September 30, 2006 to C$4.60 at December 31, 2006.

The high quarterly net income (loss) volatility for 2005 is attributable to holding large cash balances in Canadian dollars and high fluctuations in Canadian dollar/U.S. dollar exchange rates. Net foreign exchange gains (losses) totaled ($0.36 million), ($0.32 million), $1.58 million and $0.15 million for the first, second, third and fourth quarters of 2005, respectively. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million as a result of Xstrata’s $10 million earn-in payment on the El Morro project.

Liquidity and Capital Resources

At December 31, 2006, the Company had $44.76 million of cash and cash equivalents and working capital of $42.10 million. The Company believes that it has sufficient cash balances to complete construction, pre-stripping and other development costs relating to its Cerro San Pedro project, and to make its forecast general and administrative, exploration and other project expenditures until such time as the Cerro San Pedro project begins to generate cash flow from operations.

For the years ended December 31, 2006, 2005 and 2004, the Company received net proceeds of $29.43 million, $0.43 million and $0.76 million, respectively, from the sale of equity securities and the exercise of warrants and stock options. Approximately $28.1 million of the 2006 net proceeds resulted from a private placement financing for 7,670,500 units that closed on December 20, 2006. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50. The warrants expire on December 20, 2009.

The Company has an additional 19.3 million common share purchase warrants outstanding that are exercisable for one common share at Cdn$3.10. The warrants expire on December 11, 2008.

The Company’s cash and cash equivalents increased by $2.09 million for the year ended December 31, 2006 as compared to an increase in cash and cash equivalents of $1.05 million for the year ended December 31, 2005. The $1.04 million increase in 2006 cash inflows was primarily attributable to the following: an increase in expenditures on mineral properties, plant and equipment of $15.78 million in the current period, offset primarily by $28.12 million of private placement financing proceeds in 2006 versus no financings in 2005, and there were no property payments received in the current period versus a $10 million payment property payment received from Xstrata for the El Morro project in the preceding period.

In 2006, the Company spent $24.97 million on mineral properties, plant and equipment. This amount included $22.80 million of expenditures on the Cerro San Pedro project for construction of the process plant and related facilities, and other project related costs. The Company spent $0.98 million on exploration activities at the Southwest Alaska project, which included an evaluation of selected exploration targets and a 641-meter drilling program at the Bee Creek target area. The Company also spent $0.84 million on the Rio Figueroa project in 2006, which included a 1,339-meter drilling program at the Cerro Matta target area. Approximately $0.12 million was spent on the Company’s El Morro project and the El Morro Border project in 2006. Substantially all exploration expenditures on the El Morro project since 2000 have been made by Xstrata pursuant to an exploration agreement with Xstrata. The remaining $0.23 million of expenditures for 2006 included the purchase and installation of an accounting software package for $0.14 million and office furniture and computer equipment for $0.09 million.

In 2005, the Company spent $9.19 million on mineral properties, plant and equipment, which included $7.39 million for the Cerro San Pedro project. The $15.41 million decrease in 2005 expenditures on the Cerro San Pedro project, when compared to 2006, was attributable to the Company’s mine explosives permit being suspended for most of 2005. This limited the Company’s ability to conduct mine development activities. The Company spent $1.33 million on the Rio Figueroa project in 2005, which included expenditures relating to three drilling programs, totaling approximately 9,700 meters, which took place during the year. The Company also spent $0.42 million in 2005 to identify and prioritize exploration prospects on its recently acquired Southwest Alaska project. The remaining $0.05 million was spent on the Company’s El Morro project and El Morro Border project in 2005.

Material Contractual Obligations

In regards to the El Morro project, Xstrata is obligated to complete a feasibility study on the project by September 2007. The cost of the feasibility study will be borne by Xstrata. Costs relating to any future exploration or development work on the El Morro project that is outside the scope of the feasibility study will be shared by the Company (30%) and Xstrata (70%) in accordance with their ownership interest in the project.

The Company has an option to acquire a 100% interest in the Rio Figueroa copper-gold project in Chile. The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million. The Company met its exploration commitment on the project in 2006 and has made $0.5 million of option payments to date.

In September 2005, the Company entered into an option agreement that allows it to earn a 65% interest in several precious and base metal exploration properties located along the Alaska Peninsula in Southwest Alaska. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study. In February 2007, the Company was notified that a native village corporation located within one of the property groups had decided not to allow mineral exploration activities on its land. At December 31, 2006, management elected not to pursue further exploration activities on this and other properties and wrote off all capitalized costs attributable to this property group totaling $0.38 million. The Company intends to continue its exploration activities on the remaining Southwest Alaska property group. The Company’s exploration commitment for the project is $2.25 million, plus $0.18 million for option payments over a five-year period beginning September 2005. As of December 31, 2006, the Company has incurred exploration expenditures totaling $1 million and made option payments totaling $0.08 million. The Company has met its exploration expenditure commitment on the project for 2007.

The Company’s estimated contractual obligations for future payments are summarized as follows:

	Payments Due by Period
		Less than	1 – 3	4 – 5	After 5
Contractual Obligations	Total	1 year	Years	Years	Years
Long-term debt	$--	$--	$--	$--	$--
Capital lease obligations	--	--	--	--	--
Operating leases	613,452	105,986	236,970	246,039	24,457
Purchase commitments[1]	164,989,000	16,187,400	40,424,800	36,162,800	72,214,000
Other long-term obligations[2]	6,100,700	692,800	2,599,900	1,055,200	1,752,800

Total contractual obligations	$$171,703,152	$16,986,186	$43,261,670	$37,464,039	$73,991,257

1     Purchase commitments include estimated amounts totaling $159 million to be incurred by Washington Group International ("WGI") pursuant to a ten-year contract mining and construction services agreement for the Cerro San Pedro project that was entered into on December 30, 2003. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees from $1.4 million to $11.6 million depending on the year of termination.

In the event that the contract is terminated as a result of force majeure, the Company is obligated to pay WGI equipment demobilization and termination fees totaling approximately $2 million. In the event that WGI is notified of a material breach or default, and that material breach or default is not remedied by WGI within 15 days, the Company may terminate the contract without incurring any early termination fees; however, the Company may be liable to WGI for equipment demobilization costs totaling approximately $1 million.

It is estimated that approximately $1 to $2 million of annual expenditures under the WGI contract will be incurred in Mexican pesos. In addition to the WGI contract, the Company estimates that it will incur an additional $16 million per year in peso denominated operating costs over the ten-year mine life. The Company will evaluate currency hedging alternatives for its estimated Mexican peso expenditures. As of March 20, 2007, the U.S. dollar/Mexican peso exchange rate was 11.18.

Purchase obligations also include option payments totaling $3 million for the Rio Figueroa project, and exploration commitments and option payments totaling $1.2 million for the Southwest Alaska project. The Company is also obligated to pay $0.1 million, representing its 30% share of amounts owed to the former owners of certain mining concessions at the El Morro project, within two years of commencement of mining operations. In addition, the Company has a commitment to make minimum annual royalty payments totaling $0.8 million to a former owner of certain mining concessions at the Cerro San Pedro project.

The Company has entered into agreements with certain residents of the village of Cerro de San Pedro to provide monthly cash payments totaling $0.39 million over the estimated mine life of 10 years for the inconvenience to them associated with mining operations. This commitment is contingent upon operation of the mine.

In December 2006, the Company entered into an agreement with an individual to lobby on behalf of the Company in regards to ongoing litigation with respect to the Cerro San Pedro project. The agreement provides that in the event of a favorable outcome from the litigation by December 31, 2007, the Company will pay the lobbyist $0.2 million.

2     Other long-term obligations include 370,000 restricted stock units that will vest in March 2008 and March 2009. These obligations will be settled in cash. The value of the shares on the future settlement dates has been estimated using the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days ended December 31, 2006.

The reclamation obligation for the Cerro San Pedro project, based on the Company’s September 2003 feasibility study, is estimated to be $4.3 million. The Company has agreed to fund this obligation during mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

In November 2006, the Company entered into an agreement with a Mexican governmental agency to provide approximately $0.35 million for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. The commitment will be funded over a period of twelve years.

Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, any material effect on the consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, value added tax receivable and other current assets, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest or credit risk with respect to value added tax receivable and other current assets, and accounts payable and accrued liabilities. However, the Company is exposed to currency risk in that it holds significant cash balances in Canadian dollars (Cdn$40.57 at December 31, 2006), whereas most of its expenditures are in U.S. dollars and its functional currency is the U.S. dollar. Canadian dollars are invested in high grade commercial paper or other high grade investments with maturities of less than 90 days. Any decreases in the value of the Canadian dollar relative to the U.S. dollar will have a negative impact on the Company’s cash and cash equivalents, and the consolidated statement of operations.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

Management has identified the following critical accounting estimates that could have a material impact on the Company’s financial statements:

Mineral Properties and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and changes in the market price of gold and/or silver. The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver project in Mexico.

Management regularly reviews and evaluates the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment in cases where the Company does not have proven and probable reserves that would enable management to estimate future cash flows that can be compared to the asset’s carrying value. Many factors are considered in the assessment of impairment which include, but are not limited to, adverse legal, regulatory, title, accessibility, environmental or political factors that could affect the property’s value. Management also considers commodity prices, results from exploration activities, future exploration plans, property development and holding costs, market price of the property and other factors.

In the case of the Cerro San Pedro project, which has mineral reserves, the total estimated future cash flows on an undiscounted basis are compared to the project’s carrying value. If the estimated future cash flows are less than the carrying value, an impairment loss is recorded and the carrying value is written down to fair value, which is typically the estimated future discounted cash flows. Management estimates future cash flows for the Cerro San Pedro project using assumptions that reflect the long-term operating plan for the project, which include assumptions of operating costs and metal prices. The future cash flow estimates are updated periodically to reflect market conditions. There are significant risks and uncertainties in the assumptions used to estimate future cash flows.

Accounting for Stock Options:

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2006	2005	2004
Risk free interest rate (Canada)	3.8 to 4.3%	3.2 to 3.7%	3.3 to 3.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company’s common shares	60 to 71%	65 to 66%	70 to 71%
Expected life of option	3.5 to 3.9 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions, including the expected price volatility of the Company’s shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

Asset Retirement Obligation:

The Company’s reclamation obligation is calculated using assumptions that include the Company’s long-term credit-adjusted risk-free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin and the current estimate of the reclamation obligation. Any changes in these assumptions could materially affect the Company’s reclamation obligation.

Recent Canadian Accounting Pronouncements

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement" ("CICA 3855"). CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities, and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. The Company is evaluating the impact of this standard on its consolidated financial statements.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3865, "Hedges" ("CICA 3865"). Management believes that CICA 3865 will have no impact on the Company since it has not previously engaged in hedging activities.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 1530, "Comprehensive Income" ("CICA 1530") and CICA Handbook Section 3251, "Equity" ("CICA 3251"). CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses relating to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements of CICA 1530. The Company is evaluating the impact of this standard on its consolidated financial statements.

Related Party Transactions

In June 2005, and as amended on February 1, 2006, the Company entered into consulting agreements with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $69,875 in 2006 and $9,000 in 2005.

In December 2004, the Company entered into a six-month consulting agreement with a director of the Company to provide technical advisory services. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $2,500 in 2004 and $22,000 in 2005.

In June 2004, the Company entered into a consulting agreement with a director of the Company that provides for corporate advisory services at the rate of $600 per day plus out-of-pocket expenses. The Company incurred corporate advisory fees pursuant to this agreement totaling $12,000 in 2004 and $21,000 in 2005.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company in June 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. Consulting fees incurred while the individual was a director of the Company totaled $75,000 in 2006 and $72,500 in 2005.

Evaluation of Disclosure Controls

Management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canadian Securities Administrators Multilateral Instrument 52-109, "Certification of Disclosure in Issuer’s Annual and Interim Filings") as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the year the Company documented and assessed its systems of internal controls over financial reporting as contemplated pursuant to Rule 404 of the Sarbanes Oxley Act of 2002. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2006, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

The Company is transitioning from an exploration company to the mine construction and operations phase of its life. Consequently, the system of internal controls over financial reporting is also changing and growing in keeping with each stage of evolution of the Company.

Corporate Outlook

Construction of the Cerro San Pedro gold and silver project process plant and related facilities is substantially complete. Construction activities for 2007 are expected to include the purchase of a portable crusher, construction of two additional leach pad cells and a lime silo, and completion of construction of a high-voltage power line. Approximately $9.1 million has been budgeted for 2007 to complete construction of these and other capital projects at the Cerro San Pedro project. Leaching of ore to test operation of the process plant began in January 2007, with the first doré pour expected in April 2007. The project is expected to commence full operations in 2007. Forecast production for the year is estimated at 40,000 ounces gold and 950,000 ounces silver. Once full production is achieved, the operation is expected to produce approximately 90,000 ounces of gold and 2.1 million ounces of silver annually.

In regards to the El Morro copper-gold project, Xstrata has informed the Company that it intends to deliver a pre-feasibility study on the project during the second quarter of 2007. Xstrata is also required to provide the Company with a feasibility study on the project by September 2007. The exploration agreement with Xstrata requires that Xstrata pay the full cost of the feasibility study. The exploration agreement also requires that any future costs relating to exploration work on the El Morro project be shared in accordance with the each partner’s ownership interest of 70% for Xstrata and 30% for the Company. For 2007, Xstrata and the Company have agreed to perform drilling and other exploration activities on the El Morro project totaling approximately $1.2 million. The Company’s 30% share of these costs will approximate $0.4 million.

The Company has budgeted $1.6 million in 2007 for exploration activities at its Rio Figueroa copper-gold project in Chile. This includes an estimated 5,000 meters of drilling on the project and a $0.4 million option payment to the property owner.

An additional $2.5 million has been budgeted in 2007 for exploration work on generative and other exploration projects. This estimate could materially change depending on the Company’s ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

Risk Factors and Other

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, as those described under the heading "Risk Factors" in the Company’s latest Annual Report on Form 20-F. Readers are encouraged to give careful consideration to these risk factors which include: risks associated with the Company’s history of net losses and the uncertainty of obtaining additional financing for mineral exploration and development activities; risks inherent in the mining industry; risks associated with estimates and forecasts of mineral reserves, mineral resources and production timing and activities; operational and environmental risks; the risk of failure to achieve production or cost estimates; risks of development, construction and mining operations; risks relating to hedging; risks of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risks of fluctuations in mineral prices and foreign currency exchange rates; risks associated with labor disruptions; risks associated with the repatriation of earnings; the risk of loss of key management employees; risks of competition from larger more established mining companies; risks of adverse rulings from lawsuits and other legal proceedings; and the inability to economically or fully insure against certain risks.

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of project opponents seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group ("Project Opponents") over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order. In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Risk Factors" in the Company’s latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.